SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 October 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 30 October 2008 re: Lloyds TSB Appoints Group Finance Director

89/08                                                                                                                                                                                                                                                                         30 October 2008

LLOYDS TSB APPOINTS TIM TOOKEY AS GROUP FINANCE DIRECTOR

The board of Lloyds TSB Group plc announced today the appointment of Tim Tookey as Group Finance Director, with immediate effect.  Mr Tookey is currently Acting Group Finance Director of Lloyds TSB having joined the group in 2006.

Eric Daniels, Lloyds TSB Group Chief Executive, said; "I am delighted to see Tim take up the Group Finance Director role given his excellent track record of delivery. This has been demonstrated particularly by his immense contribution to the Group over the last six months in the Acting Group Finance Director position, during what has been a period of unprecedented turmoil in global financial services markets."

Sir Victor Blank, Lloyds TSB Chairman, commented; "Tim has built a fantastic reputation, both internally and externally, during his two and a half years with the Group. He is a highly regarded figure in the UK financial services industry and a natural choice to manage the Group's financial strength over the coming years."

- end -

1.    Biographical details are attached.

2.    To comply with paragraph LR 9.613R of the UK Listing Authority listing rules, the company confirms that:

          (i)      Mr. T.J.W. Tookey has not held any directorship in any publicly quoted  company at any time in the past five years; and

        (ii)     there are no matters required by paragraphs LR 9.6.13R (2) to (6) of  the listing rules to be disclosed in relation to
                 Mr. Tookey

For further information:

Investor Relations
Michael Oliver                                                                +44 (0) 20 7356 2167
Director of Investor Relations
Email:  michael.oliver@ltsb-finance.co.uk

Media Relations
Leigh Calder                                                                  +44 (0) 20 7356 1347
Senior Manager, Media Relations
Email:  leigh.calder@lloydstsb.co.uk

Amy Mankelow                                                              +44 (0) 20 7356 1497
Senior Manager, Media Relations
Email:  amy.mankelow@lloydstsb.co.uk

Biographical details - Tim Tookey

Career history
April 2008 - present	Lloyds TSB Group plc	Acting Group Finance Director
2006 - April 2008	Lloyds TSB Group plc	Deputy Group Finance Director
2002 - 2006	Prudential UK & Europe	Finance Director
1996 - 2002	Heath Lambert Group Ltd	Group Finance Director
1985 - 1996	KPMG	Senior Manager

Professional qualifications
1988	Fellow of the Institute of Chartered Accountants of England and Wales Qualifying examinations completed 1988

Education
1981 - 1985	University of Bath	B.Sc.(Hons) - Building Engineering, 2:1

Other information
Date of birth - 17 July 1962
Married with two children

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  30 October 2008